NT 10-Q Form 12B-25
 Microsoft Word 10.0.2627;
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number: 000-21695
                                                ---------

                           NOTIFICATION OF LATE FILING

(Check One):
     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended:                  April 30, 2004
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 [   ] Transition Report on Form 10-K   [  ] Transition Report on Form 10-Q
 [   ] Transition Report on Form 20-F   [  ] Transition Report on Form N-SAR
 [   ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ---------------------------------------------

Read Instruction (on back of page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant:        Manchester Technologies, Inc.
                         ----------------------------------------------------

Former name if applicable:      Manchester Equipment Corp.
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Address of principal executive office (Street and number):

                                 160 Oser Avenue
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City, State and Zip Code:      Hauppauge, New York 11788
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant's Report on Form 10-Q (the "Report") for the fiscal quarter ended April 30, 2004 was required to be filed on or before June 14, 2004. On May 28, 2004, the registrant sold its information technology fulfillment, professional services, and enterprise software development and operations consulting businesses to ePlus, inc. (the "Transaction"). The registrant is unable to timely file the Report without unreasonable effort or expense because the registrant requires additional time to complete preparation of its financial statements to reflect discontinued operations in the April 30, 2004 financial statements and to provide all of the required disclosures necessitated by the Transaction. See press release attached as an exhibit hereto.


                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

  Elan Yaish              (631)                     951-7060
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    (Name)               (Area code)               (Telephone number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes [ X ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Manchester Technologies, Inc.
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                  (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 14, 2004                         By:       /s/  Barry R. Steinberg
     --------------------                          --------------------------
                                           Name:        Barry R. Steinberg
                                          Title:         President and Chief
                                                         Executive Officer

Exhibits

99.1     Press Release dated June 14, 2004